Exhibit 77C

ROYCE FOCUS TRUST, INC.

At the 2007 Annual Meeting of Stockholders held on September 27, 2007, the Fund's stockholders elected five Directors, consisting of:
	Votes For	Votes Withheld
*Mark R. Fetting	14,233,685	120,839
*Richard M. Galkin	14,231,985	122,539
*Arthur S. Mehlman	14,232,588	121,936
**Stephen L. Isaacs	929,145	5,150
**David L. Meister	929,345	4,950

*Common Stock and Preferred Stock voting together as a single class

**Preferred Stock voting as a separate class